August 26, 2010

VIA EDGAR AND U.S. MAIL

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	O.I. Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the quarterly period ended June 30, 2010
File No. 000-06511

Dear Mr. James:

Thank you for your correspondence dated August 19, 2010 (the “Comment Letter”), concerning your branch’s review of O.I. Corporation’s Form 10-K filing for the year ended December 31, 2009 and Form 10-Q filing for the quarterly period ended June 30, 2010.

In this letter, the numbered paragraphs are keyed to the numbers in the Comment Letter.  For each item, we have restated all or a portion of your comment (typed in bold) and then set forth our response.

1.
With respect to your revenue recognition policy, please tell us why you used the term “generally” in the second and sixth sentences of your revenue recognition policy.  Explain to us other revenue recognition policies that you use and how you apply the revenue recognition criteria discussed in SAB Topic 13.A in those transactions.

Excerpted second and sixth sentences of our revenue recognition policy are as follows:

For system sales and parts sales, revenue is generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the contract price is fixed or determinable, title and risk of loss has passed to the customer and collection is reasonably assured.

For certain other system sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is generally deferred until customer acceptance.

Response:

The term generally was meant to indicate that this represents our standard policy and normal treatment of these items.  We did not use other revenue recognition policies during the periods presented in the Form 10-K for the Fiscal Year Ended December 31, 2009.  In future filings, we will remove the term generally from the description of our revenue recognition policy.

2.
We note that you omitted the introductory language in paragraph 4 referring to internal control over financial reporting in the certification required by Exchange Act Rule 13a-14(a).  Please file an amendment that includes the introductory language and is consistent with Exhibit 601(b)(31)(i) of Regulation S-K.

Response:

An Amendment will be filed which incorporates the introductory language and is consistent with Exhibit 601(b)(31)(i) of Regulation S-K.

3.
Further, we note that you replaced the word “report” with “annual report” in paragraph 3, you omitted the language in paragraphs 4(d) and 5 that is in parenthesis and you made other changes to the wording in paragraphs 4 and 4(a).  When you file your amendment pursuant to the above comment, please also revise the wording in the certification so that it is consistent with the Exhibit 601(b)(31)(i) of Regulation S-K.

Response:

An Amendment will be filed which includes the requested revision to the wording in the certification so that it is consistent with Exhibit 601(b)(31)(i) of Regulation S-K.

4.
We note your disclosure that there were no changes in your internal control subsequent to the date of the evaluation performed by your CEO/CFO.  To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to changes that could affect your internal control over financial reporting subsequent to the date of your evaluation.  Please correct the disclosure in future filings or advise us.

Response:

We will correct this disclosure in future filings.

At OI, we take very seriously our responsibility to provide informative and accurate disclosure in our public filings.  Our management understands and acknowledges its responsibility with regard to the accuracy and adequacy of our disclosures.  We also acknowledge that staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings.  Further, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe this fully addresses all the comments in your Comment Letter.  Should you have questions or comments on the above or require any further information with regard to O.I. Corporation or our filings, please contact me and we will promptly respond to your request.

Sincerely,

/s/ J. Bruce Lancaster

J. Bruce Lancaster Chief Executive Officer and Chief Financial Officer